SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Unifi, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

904677 20 0
(CUSIP Number)

Dillon Yarn Corporation Mitchel Weinberger, President and Chief Operating Officer 53 East 34th Street Paterson, NJ 07514 (973) 684-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. Dillon Yarn Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 806,511
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 806,511
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,511
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 904677 20 0

Item 1.     Security and Issuer

This Amendment No. 4 to the Schedule 13D dated January 11, 2007 (such Schedule 13D collectively with Amendments No. 1, No. 2 and No. 3 thereto, the “Schedule 13D”) and filed with the Securities and Exchange Commission (the “SEC”) by Dillon Yarn Corporation (the “Reporting Person”) relates to the common stock, par value $0.10 per share (the “Common Stock”) of Unifi, Inc., a New York corporation (the “Issuer”). The share amounts described herein reflect the Issuer’s 1-for-3 reverse stock split effective November 3, 2010.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

Item 5.     Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Person beneficially owned 806,511 shares of Common Stock, constituting approximately 4.2% of the shares outstanding of Common Stock of the Issuer. The percentage of Common Stock of the Issuer beneficially owned by the Reporting Person is based upon 19,040,083 shares of Common Stock outstanding, which is the total number of shares outstanding as of February 4, 2014 as reported by the Issuer on its Form 10-Q for the quarterly period ended December 29, 2013 filed with the SEC on February 7, 2014.

(b) The Reporting Person has the sole power to vote and to dispose or to direct the disposition of 806,511 shares of Common Stock.

(c) On February 14, 2014, the Reporting Person closed a private transaction with an unaffiliated individual in which the Reporting Person sold 184,593 shares of Common Stock at a price per share of $23.51. Such transaction was effected electronically by transfer of shares at the Issuer’s transfer agent pursuant to an agreement entered into between the parties. Other than the transaction described in this Item 5(c), the Reporting Person has not effected any transactions in the class of securities reported on herein during the past sixty days. However, on November 1, 2013, the Reporting Person sold 150,000 shares of Common Stock to the Issuer at a negotiated price of $23.00 per share.

(d) None.

(e) As a result of the transactions described in subpart (c) of this Item 5, on February 14, 2014, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DILLON YARN CORPORATION
Date: February 19, 2014
By:	/S/ MITCHEL WEINBERGER
Name:	Mitchel Weinberger
Title:	President and Chief Operating Officer